SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	_________________ to _________________

Commission file number: 001-35593

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HomeTrust Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

HOMETRUST BANK 401(k) PLAN

Required Information

The HomeTrust Bank 401(k) Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.  Attached to this report as Exhibit 23 is the consent of Dixon Hughes Goodman LLP.

HOMETRUST BANK 401(k) PLAN

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

– Report of Independent Registered Public Accounting Firm –

To the Participants of
HomeTrust Bank 401(k) Plan
Asheville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the HomeTrust Bank 401(k) Plan (the "Plan") as of June 30, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended June 30, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2014 and 2013, and the changes in net assets available for benefits for the year ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

(1)

Report of Independent Registered
Public Accounting Firm

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of June 30, 2014, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
December 29, 2014

(2)

HOMETRUST BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2014 and 2013

ASSETS:

	2014	2013

Investments, at fair value:
Mutual funds	$16,617,566	$13,693,520
Common collective trust funds	1,584,311	1,116,332
Fixed income guaranteed option	4,952,751	4,902,518
HomeTrust Bancshares, Inc. common stock	4,236,625	4,940,895

Total investments	27,391,253	24,653,265

Receivables:

Notes receivable from participants	781,523	801,820
Participant contributions	62,660	43,869
Employer contributions	47,270	35,234

Total receivables	891,453	880,923

NET ASSETS AVAILABLE FOR BENEFITS	$28,282,706	$25,534,188

HOMETRUST BANK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended June 30, 2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$2,190,489
Dividends and interest	826,856

Total investment income	3,017,345

Interest income on notes receivable from participants	34,125

Contributions:
Employer contributions	920,810
Participant contributions	1,277,208
Rollover contributions	404,957
Total contributions	2,602,975

TOTAL ADDITIONS	5,654,445

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,898,996

Administrative expenses	6,931
TOTAL DEDUCTIONS	2,905,927

NET INCREASE	2,748,518

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,534,188

END OF YEAR	$28,282,706

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE A - DESCRIPTION OF THE PLAN

The following description of HomeTrust Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of HomeTrust Bank, N.A. and its subsidiaries (the "Company") who are age twenty-one or older. Employees are eligible to make elective deferrals and receive Company matching contributions once they have been employed for thirty days but are not eligible for Company discretionary contributions until they have attained one year of service. Plan entry dates are the first day of each calendar quarter month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Each year, participants may contribute up to the maximum amount allowed under the Internal Revenue Code. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants may change their deferral at any time.

The Company matches 100 percent of the first 6% of compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary contribution. Participants must have worked at least 1,000 hours and be employed on the last day of the plan year to be eligible for the additional discretionary contribution. Disabled or retired employees as defined by the Plan are also eligible for the additional discretionary contribution. There were no discretionary contributions for the 2014 Plan year. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts

Each participant account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings and charged with plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants may direct employee and Company matching contributions, including any discretionary contributions, to any of the Plan's investment options. As of June 30, 2014, the Plan's investment options include mutual funds, common collective trust funds, a fixed income guaranteed option, and HomeTrust Bancshares, Inc. common stock.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1-5 years but may be longer for the purchase of a primary residence. The loans are secured by the balance in the participant's vested account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates were 4.25% as of June 30, 2014. Principal and interest are paid through payroll deductions.

Vesting

Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant's share of employer contributions vests in 20% increments for years two through six, with the participant being 100% vested after six years of service.

Forfeited Accounts

Forfeitures of participants' nonvested accounts are applied to reduce future employer contributions. At June 30, 2014 and 2013, there were $1,372 and $1,937, respectively, of forfeited nonvested accounts that had not yet been utilized. During 2014, employer contributions were reduced by $61,557 from forfeited nonvested accounts.

Payment of Benefits

On termination of service due to death, disability, retirement or other terminations of employment, a participant or, in the case of death, the participant's beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, an annuity, or roll-over their vested interest to a qualified plan or IRA.

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for further discussion of fair value measurements.

As of June 30, 2014 and 2013, the Plan has a fixed income guaranteed investment option. This investment is an investment contract which is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract is fully benefit-responsive. There is no adjustment for the year ended June 30, 2014 and June 30, 2013 because the contract value of the fixed income guaranteed investment option approximates fair value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan evaluated subsequent events through the date that these financial statements were issued.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE C - INCOME TAX STATUS

As of January 1, 2013 the plan document was restated when the Plan changed trustees to Principal Life Insurance Company ("Principal"). The Plan has not yet obtained a determination letter from the Internal Revenue Service ("IRS") stating that the restated plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the restated plan document is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for periods ending prior to June 30, 2011.

NOTE D - INVESTMENTS

The following presents investments, at fair value, that represent 5 percent or more of the Plan's net assets available for benefits at June 30:

	2014	2013

Principal Fixed Income Guaranteed Option	$4,952,751	$4,902,518
MFS Utilities Fund	3,606,575	2,506,100
Edge Asset Mgmt. Capital Appreciation	1,668,332	-
Franklin Income Fund	5,280,254	4,690,453
HomeTrust Bancshares, Inc. common stock	4,236,625	4,940,895

During the year ended June 30, 2014, the Plan's investments (including investments bought and sold as well as held during the year) appreciated in value by $2,190,489 as follows:

Mutual funds	$2,342,121
Common collective trust funds	192,116
HomeTrust Bancshares, Inc. common stock	(343,748)

$2,190,489

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE E – FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices available in active markets for identical investments as of the reporting date;

Level 2 –	Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 –	Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at June 30, 2014 and 2013.

Common Collective Trust Funds
The net asset value ("NAV"), as provided by the trustee, is issued as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

HomeTrust Bancshares, Inc. common stock
These investments are valued at the closing price reported on the active market on which individual securities are traded.

Mutual Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013
NOTE E – FAIR VALUE MEASUREMENTS (Continued)

Fixed Income Guaranteed Option
The Principal fixed income guaranteed option is reported at contract value which approximates fair value. Contract value represents the aggregation of contributions, plus interest, less withdrawals, if any (See Note F). It is considered a Level 3 investment because none of the parameters for calculating fair value of the investment are available publically. Disclosure of unobservable inputs to fair value measurement has not been included for the contracts because quantitative unobservable inputs are not developed by the Plan when measuring fair value and have not been made available to the Plan by the sponsoring insurance company.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the financial assets measured at fair value on a recurring basis as of June 30, 2014 and 2013.

Assets at Fair Value as of June 30, 2014
Description	Level 1	Level 2	Level 3	Fair Value
Mutual Funds
Long term growth	$10,984,711	$-	$--	$10,984,711
Index	352,601	-	-	352,601
Fixed income	5,280,254	-	-	5,280,254
Common collective trust funds(a)	-	1,584,311	-	1,584,311
HomeTrust Bancshares, Inc. stock	4,236,625	-	-	4,236,625
Fixed income guaranteed option	-	-	4,952,751	4,952,751

Total investments	$20,854,191	$1,584,311	$4,952,751	$27,391,253

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE E – FAIR VALUE MEASUREMENTS (Continued)

Assets at Fair Value as of June 30, 2013
Description	Level 1	Level 2	Level 3	Fair Value
Mutual Funds
Short term growth	$5,169,648	$--	$-	$5,169,648
Long term growth	2,580,190	-	-	2,580,190
Index	649,908	-	-	649,908
Fixed income	5,293,774	-	-	5,293,774
Common collective trust funds (a)	-	1,116,332	-	1,116,332
HomeTrust Bancshares, Inc. stock	4,940,895	-	-	4,940,895
Fixed income guaranteed option	-	-	4,902,518	4,902,518

Total investments	$18,634,415	$1,116,332	$4,902,518	$24,653,265

(a)	Represents investments in collective trust funds whose primary objective is to seek total return of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in the target date. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between levels for the year ended June 30, 2014.

The following table illustrates the activity of Level 3 assets measured at fair value on a recurring basis from June 30, 2013 to June 30, 2014:

Fixed income guaranteed option

Fair value at June 30, 2013	$4,902,518
Interest income	66,920
Sales	(289,817)
Purchases	273,130

Fair value at June 30, 2014	$4,952,751

*There were no realized gains or losses during the year ended June 30, 2014.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE F – FIXED INCOME GUARANTEED OPTION

The Plan has a fully benefit-responsive guaranteed investment contract ("GIC") with Principal. Principal maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting. For the year ended June 30, 2014 and 2013, the average yield credited to participants was as follows:

Average yields:	2014	2013
Based on actual earnings	2.00%	2.08%
Based on interest rate credited to participants	2.00%	2.08%

NOTE G – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in certain funds and accounts managed by Principal. Principal is the Plan's trustee and third-party administrator. Such transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each contract.

Certain plan investments are shares of HomeTrust Bancshares, Inc. common stock.  HomeTrust Bank, N.A. is the plan sponsor, and therefore, transactions related to this common stock, including dividend income earned by the plan, qualify as party-in-interest transactions.

HOMETRUST BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are 100 percent vested in their accounts.

NOTE I - RISKS AND UNCERTAINTIES

The Plan utilizes various investment securities. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant balances and the amounts reported in the financial statements.

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2014 and 2013 financial statements to Schedule H of Form 5500:

	June 30,
	2014	2013

Net assets available for benefits per the financial statements	$28,282,706	$25,534,188

Dividends receivable	2,237	-
Loan interest adjustment	-	1,307

Net assets available for benefits per the Form 5500	$28,284,943	$25,535,495

The following is a reconciliation of the net increase per the financial statements for the year ended June 30, 2014, to Schedule H of Form 5500.

Net increase in net assets available for benefits per the financial statements	$2,748,518

Dividends receivable	2,237
Loan Interest adjustment	(1,307)

Net increase per Form 5500	$2,749,448

SUPPLEMENTAL SCHEDULE

HOMETRUST BANK 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-0181785
PLAN NUMBER 002
June 30, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue Borrower. Interest Collateral, Par or Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

*	Principal Life Insurance Company	Fixed Income Guaranteed Option		$4,952,751
	MFS	Utilities Fund		3,606,575
	MFS	International New Discovery		440,508
	MFS	New Discovery		692,515
	American Funds	EuroPacific		346,113
	Delaware	Small Cap Value		477,431
	Edge Asset Mgmt	Capital Appreciation		1,668,332
	Edge Asset Mgmt	Equity Income		443,212
	Franklin	Income Fund		5,280,254
	Franklin	US Government Securities Fund		311,655
*	HomeTrust Bancshares	Common Stock		4,236,625
	PIMCO	Total Return A		40,946
	Ridgeworth	Mid-Cap Value		713,512
*	Principal Global	Mid Cap		1,158,362
*	Principal	Mid Cap S&P 400 Index		116,176
*	Principal Global	Large Cap 500 Index		176,777
*	Principal	Small Cap 600 Index		156,766
*	Principal Trust	Income Fund		16
*	Principal Trust	Target 2010		130,247
*	Principal Trust	Target 2015		31,637
*	Principal Trust	Target 2020		337,186
*	Principal Trust	Target 2025		49,156
*	Principal Trust	Target 2030		238,622
*	Principal Trust	Target 2035		45,556
*	Principal Trust	Target 2040		429,926
*	Principal Trust	Target 2045		158,282
*	Principal Trust	Target 2050		73,102
*	Principal Trust	Target 2055		90,476
*	Principal Trust	Target 2060		105
	T. Rowe Price	Large Cap Growth		988,432
*	Participant loans***	4.25%, due through June 2024	-	781,523

				$28,172,776

*        Party-in-interest to the Plan.
**        Cost omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMETRUST BANK 401(k) PLAN

Date: December 29, 2014	By:	/s/Dana L. Stonestreet
	Name:	Dana L. Stonestreet
	Title:	Trustee

Date: December 29, 2014	By:	/s/Teresa White
	Name:	Teresa White
	Title:	Trustee